SECURIT ... ISSION

12012704

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SEC FILE NUMBER
8-40862

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

CP INVESTMENTS LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Avenue of the Stars, 11th floor
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Plaga (310) 272-1300
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

350 South Grand Ave.	Los Angeles,	California	90071-3462
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Joshua S. Friedman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to CP Investments LLC (the "Company") for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Vice President
Title

Please see attached.
Notary Public

CP Investments LLC
Table of Contents

This report contains (check all applicable boxes):

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ~~______~~
2 ~~______~~
3 ~~______~~
4 ~~______~~
5 ~~______~~
6 ~~______~~

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 17 day of February, 2012, by
(Date, Month, Year)

(1) Joshua S. Friedman,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~
~~(and~~

(2) ______,
Name of Signer

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~

FAYE MARIE ANGELO
Commission # 1930975
Notary Public - California
Los Angeles County
My Comm. Expires Mar 31, 2015

Place Notary Seal Above

Signature Faye Marie Angelo
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: No Date; signed 17-Feb-12 Number of Pages: 1

Signer(s) Other Than Named Above: None

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here X	Top of thumb here X

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Managing Member
CP Investments LLC
Los Angeles, California

We have audited the accompanying statement of financial condition of CP Investments LLC (formerly, CP Investments Incorporated) (the "Company"), a wholly owned subsidiary of Canyon Partners LLC, as of December 31, 2011, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of CP Investments LLC at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g, h, and i listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the basic financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the basic financial statements or to the basic financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2012

CP INVESTMENTS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS	
CASH	$ 162,987
DEPOSIT WITH CLEARING BROKER	200,000
DUE FROM AFFILIATES	33,807
PREPAID AND OTHER ASSETS	60,376
TOTAL	$ 457,170
LIABILITIES AND MEMBER'S CAPITAL	
LIABILITIES:	
Accounts payable and accrued expenses	$ 14,275
Due to affiliates	33,807
Total liabilities	48,082
MEMBER'S CAPITAL:	409,088
TOTAL	$ 457,170

See notes to financial statements.

CP INVESTMENTS LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

REVENUES — Placement agent service fee	$ 236,650
EXPENSES:	
Professional fees	45,155
General, administrative, and other	270,481
Total expenses	315,636
NET LOSS	$ (78,986)

See notes to financial statements.

CP INVESTMENTS LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-In Capital	Accumulated (Deficit) Equity	Member's Capital	Total
BALANCE — January 1, 2011	$ 10,000	$ 394,138	$ (96,064)	$ -	$ 308,074
Net loss — preconversion			(45,412)		(45,412)
Contributions — preconversion		155,000			155,000
Conversion (Note 8)	(10,000)	(549,138)	141,476	417,662	-
Net loss — postconversion				(33,574)	(33,574)
Contributions — postconversion				25,000	25,000
BALANCE — December 31, 2011	$ -	$ -	$ -	$ 409,088	$ 409,088

See notes to financial statements.

CP INVESTMENTS LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (78,986)
Adjustments to reconcile net loss to net cash used in operating activities — changes in assets and liabilities:	
Due from affiliates	(33,807)
Prepaid and other assets	(55,768)
Accounts payable and accrued expenses	1,663
Due to affiliates	16,019
Net cash used in operating activities	(71,893)
CASH FLOWS FROM FINANCING ACTIVITY — Contributions	180,000
NET INCREASE IN CASH	29,121
CASH — Beginning of year	133,866
CASH — End of year	$ 162,987

See notes to financial statements.

1. NATURE OF OPERATIONS

CP Investments LLC (formerly, CP Investments Incorporated) (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Canyon Partners LLC (the "Parent"). The Company was formed for the purpose of executing trades for the Parent and affiliates, including Canyon Capital Advisors LLC (CCA), a registered investment advisor for a number of funds, some of which are affiliates, and other managed accounts. The Company was also formed to engage in securities transactions and investment advisory services related to corporate and real estate transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Cash — Cash includes cash and demand deposit accounts.

Securities Transactions — Securities transactions for the accounts of the Company or its customers are executed and cleared by an independent clearing agent on a fully disclosed basis. Commission revenue and expense related to customers' securities transactions and securities transactions of the Company are recorded on a trade-date basis.

Placement Agent Service Fees — The Company earns placement agent service fees from CCA with respect to the Company's engagement to provide certain agreed-upon services in connection with identifying prospective investors that may invest in the limited partner interest or other similarly styled equity interests of one or more investment entities and/or any parallel funds managed by CCA.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED-PARTY TRANSACTIONS

The Company has an agreement in place with the Parent whereby the Parent charges the Company for its allocable share of general and administrative services provided to the Company or 99% of the Company's pretax net income, whichever is greater. For the year ended December 31, 2011, $241,648 was incurred for these services and is included in general, administrative, and other in the statement of operations. Also, at December 31, 2011, $33,807 was due to the Parent. The Company provided placement agent services to CCA. For the year ended December 31, 2011, $236,650 was included in revenue in the statement of operations. At December 31, 2011, $33,807 was due to the Company.

4. INCOME TAXES

As a limited liability company, no provision for federal or state taxes is made in the accompanying financial statements, as the Company is not subject to income taxes. The member is responsible for reporting income or loss to the extent required by the federal and state income tax laws and regulations. At August 18, 2011, tax net operating loss carryforward expired upon the Company's conversion to a limited liability company (see Note 8).

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification 740, *Income Taxes*. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. As of and during the year ended December 31, 2011, the Company did not have a liability for any unrecognized tax benefits nor did it recognize any interest and penalties related to unrecognized tax benefits. In addition, the Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability or expense related to unrecognized tax benefits has been recorded in the accompanying financial statements.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and local jurisdictions, where applicable. As of December 31, 2011, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitation are 2008, 2009, and 2010 for federal tax purposes and 2007, 2008, 2009, and 2010 for California state tax purposes.

5. DEPOSIT WITH CLEARING BROKER

The Company has a clearing agreement with a clearing broker. The agreement provides that certain minimum balances must be maintained while the Company's customer accounts are being introduced to and cleared by the broker on a fully disclosed basis and while the Company is involved with certain private placements. In connection with this agreement, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers or by counterparties involved in the Company's private placement transactions. It is the Company's policy to continuously monitor its exposure to these risks.

At December 31, 2011, the Company was required to maintain a minimum of $200,000 on deposit with the clearing broker. The agreement also provides that any amounts on deposit will be returned to the Company within 30 days after cancellation of the agreement. In addition, the deposit does not represent any ownership interest in the clearing broker. As such, the deposit is appropriately included as an allowable asset at December 31, 2011, for purposes of the Company's net capital computation.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2011, the Company had net capital of $314,905, which is $64,905 in excess of required net capital.

7. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such rule) of the Securities Exchange Act of 1934, as the Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker, and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

8. CONVERSION INTO A LIMITED LIABILITY COMPANY

The Company converted into a limited liability company effective August 18, 2011. On the effective date of conversion, all of the issued and outstanding capital stock of converting corporation was canceled and ceased to exist without any consideration being payable therefore and was converted into 100% of the membership interests in converted limited liability company.

9. SUBSEQUENT EVENTS

The Company's management evaluated activity of the Company through February 24, 2012, the date the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition or disclosure.

* * * * * *

SUPPLEMENTAL SCHEDULES

CP INVESTMENTS LLC

SCHEDULE G

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2011

TOTAL MEMBER'S CAPITAL	$ 409,088
LESS DEDUCTIONS AND/OR CHARGES:	
Prepaid and other assets	60,376
Due from affiliates	33,807
NET CAPITAL	314,905
MINIMUM NET CAPITAL REQUIRED (Greater of 2% of aggregate debit items or $250,000)	250,000
EXCESS NET CAPITAL	$ 64,905

Note: No significant differences were noted between the above computation of net capital and the Company's corresponding Form X-17A-5, Part IIA.

CP INVESTMENTS LLC

SCHEDULE H

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011

The Company is exempt from the Computation of a Reserve Requirement according to the provision of Rule 15c3-3(k)(2)(ii).

CP INVESTMENTS LLC

SCHEDULE I

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011

The Company is exempt from the Possession or Control Requirements of Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii).

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 24, 2012

CP Investments LLC
2000 Avenue of the Stars, 11th Floor
Los Angeles, CA 90067

In planning and performing our audit of the financial statements of CP Investments LLC (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 24, 2012), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.
Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

CP INVESTMENTS LLC
(A Wholly Owned Subsidiary of CANYON PARTNERS LLC)
(SEC I.D. No. 8-40862)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2011,
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
as a **PUBLIC** Document.